UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-5

REGISTRATION STATEMENT OF SMALL BUSINESS INVESTMENT

COMPANY UNDER THE

INVESTMENT COMPANY ACT OF 1940

Rand Capital SBIC, Inc.

(Exact Name of Registrant as Specified in Charter)

2200 Rand Building, Buffalo, New York 14203

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code (716) 853-0802

________________________________________

Allen F. Grum, President

Rand Capital SBIC, Inc.

2200 Rand Building

Buffalo, New York 14203

(716) 853-0802

(Name, address and telephone number, including area

code, of agent for service)

Copies of all communications sent to agent for

service of process should be sent to:

Ward B. Hinkle, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

PART I

INFORMATION REQUIRED IN REGISTRATION STATEMENT UNDER THE

INVESTMENT COMPANY ACT OF 1940

Item 1.

Organization and Business.

(a)  Rand Capital SBIC, Inc. ( the “Registrant”) was organized under the law of New York on December 18, 2008.  The Registrant is the successor by merger, effective December 31, 2008, with Rand Capital SBIC, LP, a Delaware limited partnership (“Predecessor SBIC”), and Rand Capital Management, LLC, a Delaware limited liability company that was the general partner of Predecessor SBIC.

(b)  The Registrant proposes to operate as a non-diversified, closed end investment company until it elects to be regulated as a business development company (a “BDC”) under Section 54 of the Investment Company Act of 1940 (the “1940 Act”), an election that the Registrant intends to make as soon as is practicable after the filing of this registration. The Registrant reserves the freedom of action to change from a non diversified to a diversified investment company.

(c)  The Registrant is (and Predecessor SBIC was) a wholly-owned subsidiary of Rand Capital Corporation (“Rand”).  Rand is regulated as a BDC.  Effective January 1, 2009, the Registrant was licensed by the U.S. Small Business Administration (the “SBA”) to operate as a small business investment company (“SBIC”) under the Small Business Investment Act of 1958 (the “SBA Act”) that would continue the operations of the Registrant’s predecessor, Predecessor SBIC.

The Registrant intends to continue the operations of Predecessor SBIC.  That is, the Registrant intends to act as an SBIC subsidiary of Rand that will carry on substantially the same business as its parent company while using the leverage that is available to SBICs under the SBA Act.  The Registrant’s principal business will be to make venture capital investments in small, early-stage and developing enterprises that are principally engaged in the development or exploitation of inventions, technological improvements, new products and services not previously generally available.  The Registrant’s objective will be long term capital appreciation.  The Registrant expects to invest in debt securities of small, developing companies and concurrently to acquire an equity interest in the form of stock, warrants or options to acquire stock or the right to convert debt securities into stock.  Consistent with its status as a BDC and SBIC, the Registrant will provide managerial assistance to the developing companies in which it invests.

Item 2.

Fundamental Policies of the Registrant.

The Registrant will elect to be regulated as a BDC under the 1940 Act.  Generally, to be eligible to elect BDC status, a company must engage in the business of furnishing capital and offering significant managerial assistance to Eligible Portfolio Companies, as defined in the 1940 Act, that do not have access to capital through conventional channels.  As a BDC, the Registrant will be subject to certain provisions of the 1940 Act, and certain of its proposed operations will be subject to review by the SEC.  In accordance with the sections of the 1940 Act that are applicable to BDCs, a BDC may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC, unless authorized by vote of a majority, as defined in the 1940 Act, of the company’s voting securities.  As noted above, the Registrant is a wholly-owned subsidiary of Rand, and for purposes of compliance with the federal securities laws, the Registrant will be managed as if it were a single entity with Rand.  Accordingly, the Registrant will not withdraw its election or change its objective of seeking capital appreciation through venture capital investments unless, in either case, the action is authorized by a vote of a majority of the outstanding voting securities of the Registrant and a majority of the outstanding voting securities of Rand.

The Registrant expects to borrow money and issue senior securities, to the extent permitted to a BDC under the 1940 Act, for the purpose of making investments or for temporary emergency purposes.  A BDC may issue and sell senior securities if, immediately after the issuance or sale, the securities will have asset coverage of at least 200%.

The Registrant will seek an exemption from the SEC to issue and sell senior securities, in the form of subordinated debentures, within applicable SBA limits for SBICs.  An SBIC may borrow money through subordinated debentures in an amount up to 300% of its combined paid-in capital and paid-in surplus.  Subordinated debentures may be issued for a term not exceeding ten years and bear interest at a rate determined by the United States Secretary of the Treasury.  The 1940 Act senior securities asset coverage requirements noted above will not be applicable to the Registrant’s SBA borrowings.  Congressional funding for the SBA, or changes to the SBA regulations may have an adverse impact on the future ability of the Registrant to issue subordinated debentures to the SBA.

                The following policies of the Registrant with respect to the activities described below are matters of fundamental policy in accordance with Sections 8(b) and 13(a) of the 1940 Act.  For so long as the Registrant continues to be a registered investment company under the 1940 Act, these policies may not be changed without the approval of the lesser of (a) 67% of the Registrant’s shares present or represented at a shareholders meeting at which the holders of more than 50% of the shares are present or represented or (b) more than 50% of the outstanding shares of the Registrant.  In each case, the Registrant will treat these authorization requirements as requiring similar levels of approval from Rand’s shareholders.

                During the last three fiscal years, Predecessor SBIC has operated in the manner disclosed in Rand’s From 10-K Report for the year ended December 31, 2007 and in Rand’s Form 10-Q Report for the period ended September 30, 2008, each of which is incorporated herein by reference.

(a)

The Registrant is permitted to issue the maximum amount of SBA debentures permitted by the SBA Act and SBA regulations.

(b)

The Registrant is permitted to borrow money only for the purpose of making investments in, and making loans to, Small Business Concerns as defined under SBA regulations.  The Registrant is, however, permitted to finance the acquisition of capital assets used in its ordinary business operations.

(c)

The Registrant is not permitted to engage in the business of underwriting the securities of other issuers.  It is anticipated that all or substantially all of the investments in Small Business Concerns will be in securities that may not be sold to the public without registration, or an exemption from registration, under the Securities Act.

(d)

The Registrant is prohibited from concentrating more than 25% of the value of its assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies primarily engaged in business in the same industry.

(e)

The Registrant is prohibited from engaging in the business of purchasing or selling real estate.  The Registrant may bring mortgage foreclosure actions and take title to and possession of property with respect to which it is the mortgagee in accordance with applicable mortgage foreclosure laws.  Additionally, the Registrant may purchase office facilities, although it presently uses the office facilities leased by Rand, and it expects to continue to do so in the future.

(f)

The Registrant is not permitted to engage in the purchase or sale of commodities or commodity contracts.

(g)

The Registrant is permitted to make loans, and loans with equity features to, as well as equity investments in, Small Business Concerns to the extent allowed by the SBA Act and SBA regulations.

(h)

So long as the Registrant is licensed as a small business investment company, it may only conduct those activities permitted by the SBA Act and SBA regulations and policies.

Item 3.

Policies with Respect to Security Investments.

The Registrant’s investment policies with respect to the following matters are not fundamental policies and may be changed, subject to the provisions of the SBA Act and SBA regulations, by the Registrant without shareholder approval.

(a)

The Registrant may make investments in equity and debt securities of “Small Business Concerns” as approved by its general partner.  The Registrant has no policy regarding the percentage of its assets that may be invested in any specific type of security.

(b)

The Registrant will follow SBA regulations prohibiting an investment in any single Small Business Concern and its affiliates exceeding 20% of the Registrant’s Regulatory Capital (as defined in SBA regulations) without SBA approval.

(c)

As permitted by SBA regulations, the Registrant may purchase (1) up to 49% of the voting securities of a Small Business Concern if the Small Business Concern has less than 50 shareholders or (2) up to 19% (and in certain situations up to 25%) of the voting securities of a Small Business Concern if the Small Business Concern has 50 or more shareholders.

(d)

Except when necessary to protect an investment, the Registrant does not intend to invest in companies for the purpose of exercising control of management.  SBA regulations define how SBICs may control a Small Business Concern when necessary to protect an investment.

(e)

The Registrant does not intend to invest in securities of other investment companies.

(f)

The Registrant intends to hold its portfolio debt securities for a minimum of one year as required by SBA regulations or until maturity, with the typical range of maturities expected to be 2-5 years.  The Registrant anticipates retaining its equity investments for approximately the same periods.

(g)

The Registrant does not have any investment policies that are not specified in this Item 3 or the preceding Item 2.

(h)

The Registrant has not acquired securities of any broker or dealer as defined under the 1940 Act.

(i)

The executive officers and directors of the Registrant are the same as the executive officers and directors of the Rand.  Rand maintains a code of ethics under Rule 17j-1 of the 1940 Act, which prohibits any director, officer or employee of Rand and its subsidiaries from having a direct interest in a portfolio company that might create a conflict of interest, and which contains provisions reasonably necessary to prevent Access Persons from violating paragraph (b) of Rule 17j-1.   Rand’s code of ethics may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information concerning the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090.  Rand’s code of ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:  publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Item 4.

Ownership of Voting and Convertible Securities of Other Issuers.

(a)

As of January 1, 2009, the Registrant owned, controlled or held the power to vote 5% or more of the voting securities of the following companies:

Name and address of company	Nature of its principal business	Title of securities owned, controlled or held by Registrant	Percentage of class owned, controlled or held by Registrant

Associates Interactive, LLC 737 Main Street, Suite 125 Buffalo, NY 14203	Provider of training content and certifications used to train retail sales associates.	Investor units totaling 21.88% of company.	22%
Carolina Skiff LLC 3231 Fulford Road Waycross, Georgia 31503	Manufacturer of fresh water, ocean fishing and pleasure boats.	5% common membership interest.	5%

Gemcor II, LLC 100 Gemcor Drive West Seneca, NY 14224	Designs and sells automatic riveting machines used in the assembly of aircraft components.	25 membership units and warrants to purchase an additional 6.25 membership units.	31% (1)
Golden Goal LLC 495 Goodman Road Fort Ann, NY 12837	Youth soccer and lacrosse tournament park.	191,811 Class C units	6%
Innov-X Systems, Inc. 100 Sylvan Road, Suite 100 Woburn, MA 01801	Manufactures portable x-ray fluorescence (XRF) analyzers used in metals/alloy analysis.	2,642 Series A convertible preferred stock. Warrants for 21,596 common shares	9% (2)
G-TEC Natural Gas Systems 401 William L. Gaiter Parkway Suite 4 Buffalo, NY 14215	Manufactures and distributes systems that allow natural gas to be used as an alternative fuel to gases.	28.925% Class A membership interest.	29%

Niagara Dispensing Technologies, Inc. 170 Northpointe Pkwy, Suite 500 Amherst, NY 14228	Beverage dispensing technology development and products manufacturer, specializing in rapid pour beer dispensing systems for high volume stadium and concession operations.	202,081 Series B preferred stock. 463,691 Series A preferred stock. 518,752 Series B preferred stock.	14% (3)

(1)

On a fully diluted basis with all warrants exercised.

(2)

Series A convertible preferred stock votes with the common as a class.  Warrants are exercisable at a nominal price.  Percentage of class assumes exercise of warrants.

(3)

Indicates percentage of all outstanding voting securities.

(b)

As of January 1, 2009, the Registrant owned the following securities which are convertible into the voting securities of the issuer and upon conversion by the Registrant of all of the securities of the issuer owned by the Registrant would cause the Registrant to own 5% or more of the voting securities of the issuer:

Name and address of company	Nature of its principal business	Title of securities owned, controlled or held by Registrant	Percentage of voting securities now owned	Percentage of voting securities owned upon conversion

APF Group, Inc. 60 Fullerton Avenue Yonkers, NY 10704	Manufacturer of museum quality picture frames and framed mirrors for museums, art galleries, retail frame shops, upscale designers and prominent collectors.	Warrants to purchase 10.2941 shares of common stock.	-0-	6% (1)
EmergingMed.com, Inc. 160 Madison Avenue New York, NY 10017	Cancer clinical trial matching and referral service.	Warrants for 5.5% of common stock.	-0-	5% (1)
Innov-X Systems, Inc. 100 Sylvan Road, Suite 100 Woburn, MA 01801	Manufactures portable x-ray fluorescence (XRF) analyzers used in metals/alloy analysis.	2,642 Series A convertible preferred stock. Warrants for 21,596 common shares	9% (2)	9% (2)

RAMSCO 14 Arch Street Watervliet, NY 12189	Distributor of water, sanitary, storm sewer and specialty construction materials to the contractor, highway and municipal construction markets.	Warrants for 5.99% of common stock.	-0-	6% (1)

(1)

Warrants are exercisable at a nominal price.

(2)

Series A convertible preferred stock votes with the common as a class.  Warrants are exercisable at a nominal price.  Percentage of class assumes exercise of warrants.

Item 5.

Special Tax Provisions Applicable to the Registrant.

The Registrant and Rand should qualify for certain tax benefits not ordinarily available to corporations not licensed as SBICs, including the following:

(a)

Under Section 1243 of the Internal Revenue Code, the Registrant would be entitled to an ordinary loss (rather than a capital loss) for losses sustained on stock derived form the conversion of convertible securities.

(b)

Under Section 1242 of the Internal Revenue Code, the Registrant would be entitled to take a deduction for an ordinary loss rather than a capital loss on losses resulting form the worthlessness or the sale or exchange of stock held by the Registrant.  The Registrant may treat such losses as if they were attributable to a trade or business of the Registrant, thereby enabling it to treat such losses as operating losses.  The Registrant may also qualify for ordinary loss treatment under Section 1244 of the Code for losses arising from the sale exchange or worthlessness of the stock.

Item 6.

Pending Legal Proceedings.

The Registrant is not a party to any material pending legal proceeding.

Item 7.

Summary of Earnings.

Information in response to this Item is incorporated by reference to the financial information concerning the Predecessor SBIC contained in Item 8 of Rand’s Annual Report on Form 10-K for the year ended December 31, 2007, and to the financial information contained in Item 1 of Rand’s Form 10-Q Report for the period ended September 30, 2008, in each case as filed with the SEC.

Item 8.

Persons in Control Relationships with Registrant.

The Registrant is a wholly-owned subsidiary of Rand (a New York corporation).  No person is under the control of the Registrant.

 Item 9.

Persons Owning Equity Securities of the Registrant.

The Registrant is a wholly-owned subsidiary of Rand.  Information concerning the beneficial ownership of (a) shareholders of Rand who own more than 5% of its voting securities, and (b) the directors and executive officers of Rand, is incorporated herein by reference to information under the caption “Beneficial Ownership of Shares” contained in Rand’s definitive proxy statement for the Annual Meeting of Shareholders of Rand held on April 28, 2008, as filed with the SEC on March 27, 2008.

Item 10.

Number of Holders of Equity Securities.

Rand is the sole holder of the Registrant’s equity securities.

Item 11.

Directors and Executive Officers.

The directors and executive officers of the Registrant are the directors and executive officers of Rand.  Information in response to this Item is hereby incorporated by reference to information under the captions “1. Election of Directors” and “Executive Officers” contained in Rand’s definitive proxy statement for its Annual Meeting of Shareholders of Rand held on April 28, 2008, as filed with the SEC on March 27, 2008.

Item 12.

Members of Advisory Board of Registrant.

Neither the Registrant nor Rand has an Advisory Board.

Item 13.

Remuneration of Directors, Officers and Members of Advisory Board.

The directors and executive officers of the Registrant are the directors and executive officers of Rand.  Information in response to this Item is hereby incorporated by reference to information under the captions “Compensation” and “Directors Compensation” contained in Rand’s definitive proxy statement for the Annual Meeting of Shareholders of Rand held on April 28, 2008, as filed with the SEC on March 27, 2008.

Item 14.

Indemnification of Directors and Officers.

Reference is made to the provisions of Sections 721 to 726 inclusive of the New York Business Corporation Law authorizing (a) the indemnification of persons who are made parties to an action by or in the right of a corporation by reason of the fact that they were directors or officers of the corporation against the reasonable expenses, including attorneys’ fees, actually and necessarily incurred by them in connection with their defense of such action, except in relation to matters as to which they were adjudged to have breached their duties to the corporation, and (b) the indemnification of officers and directors in the defense of other actions against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees incurred therein, if they acted in good faith for a purpose which they reasonably believed to be in the best interests of the corporation, and, in criminal actions or proceedings, in addition, had no reasonable cause to believe the conduct was unlawful.

Generally, the by-laws of the Registrant provide that it will indemnify its directors and officers, but only up to the value of the assets of the corporation less the amount of any liabilities of the corporation, against the costs, expenses, damages, fines and judgments incurred or asserted against any of them by reason of any action taken or omitted on behalf of the corporation, provided that the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

The directors and officers of the Registrant are also the directors and officers of Rand.  The following discussion of indemnification relates to provisions affecting the indemnification of the directors and officers of Rand.

Article VI of Rand’s By-laws provides:

“SECTION 1.  RIGHT OF INDEMNIFICATION.  Except to the extent expressly prohibited by law, the Corporation shall indemnify any person, made or threatened to be made, a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of the Corporation to procure a judgment in its favor or by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or serves or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be required with respect to any settlement unless the Corporation shall have given its prior approval thereto.  Such indemnification shall include the right to be paid advances of any expenses incurred by such person in connection with such action, suit or proceeding, consistent with the provisions of applicable law.  In addition to the foregoing, the Corporation is authorized to extend rights to indemnification and advancement of expenses to such persons by (i) resolution of shareholders; (ii) resolution of directors or (iii) an agreement, to the extent not expressly prohibited by law.

SECTION 2. AVAILABILITY AND INTERPRETATION.  To the extent permitted under applicable law, the rights of indemnification and to the advancement of expenses provided in this Article VI (a) shall be available with respect to events occurring prior to the adoption of this Article VI, (b) shall continue to exist after any rescission or restrictive amendment of this Article VI with respect to events occurring prior to such rescission or amendment, (c) shall be interpreted on the basis of applicable law in effect at the time of the occurrence of the event or events giving rise to the action or proceeding or, at the sole discretion of the director or officer or, if applicable, the testator or intestate of such director or officer seeking such right, on the basis of applicable law in effect at the time such rights are claimed and (d) shall be in the nature of contract rights that may be enforced in any court of competent jurisdiction as if the Corporation and the director or officer for whom such rights are sought were parties to a separate written agreement.

SECTION 3. OTHER RIGHTS.  The rights of indemnification and to the advancement of expenses provided in this Article VI shall not be deemed exclusive of any other rights to which any director or officer of the Corporation or other person may now or hereafter be otherwise entitled whether contained in the certificate of incorporation, these by-laws, a resolution of the shareholders, a resolution of the Board of Directors or an agreement providing for such indemnification, the creation of such other rights being hereby expressly authorized.  Without limiting the generality of the foregoing, the rights of indemnification and to the advancement of expenses provided in this Article VI shall not be deemed exclusive of any rights, pursuant to statute or otherwise, of any director of or officer of the Corporation or other person in any action or proceeding to have assessed or allowed in his or her favor, against the Corporation or otherwise, his or her costs and expenses incurred therein or in connection therewith or any part thereof.

SECTION 4. SEVERABILITY.  If this Article VI or any part hereof shall be held unenforceable in any respect by a court of competent jurisdiction, it shall be deemed modified to the minimum extent necessary to make it enforceable, and the remainder of this Article VI shall remain fully enforceable.”

Reference is made to Section 402(b) of the New York Business Corporation Law, which generally provides that the certificate of incorporation of a New York corporation may set forth a provision eliminating or limiting the personal liability of directors of the corporation for damages for any breach of duty in such capacity, provided that no such provision shall eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he gained in fact a financial profit or other advantage to which he was not legally entitled.

Consistent with Section 402(b) of the New York Business Corporation Law, Paragraph 7 of the Rand’s Certificate of Incorporation provides:

“7.

To the fullest extent now or hereafter permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for any breach of duty in such capacity.”

Rand has obtained an insurance policy that indemnifies (a) Rand for any obligation incurred as the result of Rand’s indemnification of its directors and officers under the provisions of the New York Business Corporation Law and Rand’s By-Laws, and (b) Rand’s directors and officers as permitted under the New York Business Corporation Law and Rand’s By-Laws.

Item 15.

Custodians of Portfolio Securities

Rand will maintain custody of the Registrant’s portfolio securities.  Rand will keep the Registrant’s portfolio securities in a vault maintained at a branch office of HSBC Bank located in the Rand Building at Lafayette Square, Buffalo, New York 14203.  Rand is invoiced annually for the use of the safe deposit box, the price is established by HSBC. For the period October 2008 to October 2009 Rand has paid HSBC $200 for the annual use of the safe deposit box.  There is no contract or other agreements in place regarding the safe deposit box rental.

Item 16.

Investment Advisers.

Not applicable.

Item 17.

Business and Other Connections of Investment Advisers and Their Managements.

Not applicable.

Item 18.

Interest of Affiliated Persons in Certain Transactions.

Not applicable.

Item 19.

Capital Stock.

The authorized capital stock of the Registrant consists of 20,000 shares of common stock, par value $.01 per share, of which 1,035 shares are issued and outstanding and held by Rand.

Item 20.

Long-Term Debt.

As of December 31, 2008, the Registrant had debentures payable to and guaranteed by the SBA totaling $8,100,000. The debentures  have a fixed rate of interest through maturity, and  require semiannual interest payments.   The fixed  interest rates on the debentures range from 5.007% to 6.390%, including a fixed SBA charge of  either 0.887% or 0.855%.  The debentures outstanding at December 31, 2008 mature from 2014 to 2016.  The SBA required a 3% non-refundable leverage draw fee on the debentures.  Debentures may be prepaid, six years after issuance without penalty; prior to the sixth year, debenture prepayments will incur a declining scale prepayment penalty beginning at 5% in year one.

Item 21.

Other Securities.

The Registrant has no authorized securities other than capital stock and long term debt.

Item 22.

Financial Statements.

Information in response to this Item is incorporated by reference to the financial statements contained in Item 8 to Rand’s Annual Report on Form 10-K for the year ended December 31, 2007, and to the financial statements contained in Item 1 of Rand’s Form 10-Q Report for the nine month period ended September 30, 2008, in each case as filed with the SEC.

PART III

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 35.

Financial Statements and Exhibits.

The following financial statements and exhibits form a part of this Registration Statement:

(a)

Financial Statements.

(1)

Financial Statements of Rand Capital Corporation-- incorporated by reference to Item 8 in its Annual Report on Form 10-K for the year ended December 31, 2007

(2)

Interim Financial Statements of Rand Capital Corporation-- incorporated by reference to its Form 10-Q Report for the three month period ended September 30, 2008

(b)

Exhibits

(1)

Charter:

(a)

Certificate of Incorporation or Rand Merger Corporation filed by the New York Department of State on December 18, 2008 -- Filed herewith.

(b)

Certificate of Merger of Rand Capital SBIC, L.P. and Rand Capital Management, LLC into Rand Merger Corporation, as filed by the New York Department of State on December 24, 2008 -- Filed herewith.

(2)

By-laws--By-laws of Rand Capital SBIC, Inc. as of January 1, 2009 -- Filed herewith.

(3)

Instruments defining the rights of securities being registered--N/A

(4)

Custodian agreements -- Safe Deposit Agreement with HSBC Bank  --Filed herewith.

(5)

Indemnification contracts or arrangements.

(a)

By-laws of Rand Capital SBIC, Inc. -- filed as Exhibit (2).

(b)

By-laws of Rand Capital Corporation-- incorporated by reference to Exhibit (b) to Form N-2 Registration No. 333-25617 of Rand Capital Corporation, as filed with the SEC on March April 22, 1997.

(c)

Certificate of Incorporation of Rand Capital Corporation-- incorporated by reference to Exhibit 2(a) to Registration Statement No. 333-25617 of Rand Capital Corporation, as filed with the SEC on April 22, 1997.

(6)

Investment advisory contracts -- N/A

(7)

Copies of bonus, profit sharing, pension or similar contracts or arrangements for the benefit of directors or officers of the registrant -- Rand Capital Corporation Amended and Restated Profit Sharing Plan applicable to Rand Capital SBIC, Inc. -- Filed herewith.

(8)

License from the SBA-- to be filed by amendment.

(9)

Material Contracts -- None

(10)

Underwriting contracts -- N/A

(11)

Opinion of Counsel under the Securities Act -- N/A

(12)

Contract relating to refunds if SBA license is not obtained-- N/A

(13)

Code of ethics of the Registrant -- Code of Ethics of Rand Capital Corporation pursuant to Rule 17j-1 of the Investment Company Act-- Filed herewith.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, and the State of New York, on the 3rd day of February, 2009.

RAND CAPITAL SBIC, INC.

By:    s/Allen F. Grum

Name:  Allen F. Grum

Title:    President